SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983134 10 7

(CUSIP Number)

Paul D. Tosetti Latham & Watkins, LLP 355 South Grand Avenue, Suite 100 Los Angeles, CA 90071 (213) 891-8770	Donald J. Campbell Campbell & Williams 700 South 7th Street Las Vegas, NV 89101 (702) 382-5222

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons. Stephen A. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,131,707
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,131,707
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,131,707
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.80%*
14.	Type Of Reporting Person (See Instructions) IN

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons. Wynn Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,131,707
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,131,707
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,131,707
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.80%
14.	Type Of Reporting Person (See Instructions) PN

This Amendment No. 14 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2002, as amended to date (the “Schedule 13D”) relating to the common stock, par value $0.01 (the “Common Stock”) of Wynn Resorts, Limited (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated by the following:

The Schedule 13D is being filed by Stephen A. Wynn and the Wynn Family Limited Partnership (“WFLP”) (each a “Reporting Person” and, collectively, the “Reporting Persons”). Mr. Wynn is trustee of the Stephen A. Wynn Revocable Trust U/D/T/ Dated June 24, 2010 (the “Revocable Trust”), which is the sole manager of Wynn GP, LLC (‘Wynn GP”), which is the general partner of WFLP, which is the record holder of the shares reported herein.

The business address of each of the Reporting Persons is c/o Wynn Resorts, 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109. The principal business of WFLP is to hold the Common Stock of the Company. Mr. Wynn is a citizen of the United States of America. WFLP is a Delaware limited partnership.

During the last five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented with the following information:

On February 9, 2018, counsel for Mr. Wynn in Wynn Resorts, Limited vs. Kazuo Okada, et al., Case No. A-12-656710 (the “Proceeding”) sent a letter (the “February 9 Letter”) to counsel for Elaine P. Wynn (“Ms. Wynn”) in that Proceeding, by which letter counsel for Mr. Wynn notified counsel for Ms. Wynn that Mr. Wynn now agrees that the Amended and Restated Stockholders Agreement, dated as of January 6, 2010, among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. (the “Amended and Restated Stockholders Agreement”) no longer binds either Mr. Wynn or Ms. Wynn. Counsel for Mr. Wynn plans to advise the Eighth Judicial District Court in Clark County, Nevada (the “Nevada Court”) of this development, and the Nevada Court will take such actions in response as it deems appropriate. There can be no assurance that the Nevada Court will concur with the position now taken by Mr. Wynn, or that the Amended and Restated Stockholders Agreement will in fact be deemed to no longer bind Mr. Wynn or Ms. Wynn.

Assuming the Nevada Court determines the Amended and Restated Stockholders Agreement is deemed to no longer bind Mr. Wynn or Ms. Wynn, Mr. Wynn and WFLP will no longer be deemed a group with Ms. Wynn. Accordingly, in such case, Mr. Wynn and WFLP will no longer file jointly with Ms. Wynn on the Schedule 13D.

Mr. Wynn has informed the Company that regardless of whether the Amended and Restated Stockholders Agreement is binding on him, he has no immediate plans to sell Common Stock that he owns and that if he elects to sell any such Common Stock over time, he will seek to conduct such sales in an orderly fashion. As the Reporting Persons previously disclosed, the Reporting Persons’ decision to acquire or dispose of shares of Common Stock, either alone or in concert with others, will depend on a number of considerations, including the price and availability of the Common Stock, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations, regulatory approvals, available liquidity and other factors. Although the Reporting Persons may take certain actions described in this paragraph, the future plans of the Reporting Persons are subject to change at any time.

The foregoing description of the February 9 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the February 9 Letter filed as exhibit to this Schedule 13D, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 102,782,543 shares of Common Stock outstanding as of October 31, 2017, as reported in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, as filed with the Commission on November 8, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Stephen A. Wynn	12,131,707	11.80%	0	12,131,707	0	12,131,707
WFLP	12,131,707	11.80%	0	12,131,707	0	12,131,707

WFLP is the record holder of the shares reported herein. Mr. Wynn, is trustee of the Revocable Trust, which is the sole manager of Wynn GP, which is the general partner of WFLP.

(c) The following table sets forth the transactions in the Common Stock effected by the Reporting Persons within sixty (60) days preceding the date hereof:

Date	Party	Type of Transaction		Type of Security	Number of Shares	Price Per Share
12/22/17	WFLP	Stock grant	*	Common Stock	83,418	$0
12/22/17	WFLP	Disposition	**	Common Stock	37,511	$167.75

*	Shares of Common Stock of the Company granted pursuant to the Company’s 2014 Omnibus Incentive Plan, which shares vested immediately upon grant.
**	Reflects shares automatically withheld by the Company for payment of taxes in connection with a grant of Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented with the following information:

Item 4 above summarizes certain provisions of the February 9 Letter and is incorporated herein by reference. A copy of the February 9 Letter is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth in this Item 6, as amended and supplemented, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

13	Correspondence from Donald J. Campbell, Esq., dated February 9, 2018.

14	Joint Filing Agreement, dated February 8, 2018, between Stephen A. Wynn and Wynn Family Limited Partnership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

STEPHEN A. WYNN

/s/ Stephen A. Wynn
Stephen A. Wynn

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

WYNN FAMILY LIMITED PARTNERSHIP

By: Wynn GP, LLC, its general partner

By: Stephen A. Wynn Revocable Trust U/D/T/ Dated June 24, 2010, its manager

/s/ Stephen A. Wynn
By: Stephen A. Wynn
Title: Trustee